UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 000-56241)

Cresco Labs Inc.

(Translation of registrant’s name into English)

400 W Erie St, Suite 110

Chicago, IL 60654

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                     Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes   ☐                     No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes   ☐                     No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                     No   ☒

EXHIBIT INDEX

Exhibit	Description
99.1	Form 51-102F3 - Material Change Report filed April 1, 2022

99.2	Arrangement Agreement dated March 23, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Cresco Labs Inc.

By:	/s/ Charles Bachtell
Name:	Charles Bachtell
Title:	Chief Executive Officer

Date: April 4, 2022

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